

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Michael Nessim
Chief Executive Officer
Binah Capital Group, Inc.
17 Battery Place, Room 625
New York, New York 10004

> **Re: Binah Capital Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed October 26, 2023**
> **File No. 333-269004**

Dear Michael Nessim:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2023 letter.

Amendment No. 4 to Form S- 4 filed October 26, 2023

General

1. We note your response to our prior comment 13. Please confirm you will fill in the name of the "Pipe Investor" prior to effectiveness of the registration statement or advise.

Signatures, page II-9

2. We note your response to our prior comment 12 and reissue the comment in part. Please note that the registration statement should also be signed by its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions. Refer to Instructions to Signatures on Form S-4. If a person is signing in more than one capacity, please indicate each capacity in which he is signing.

Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance